SECURITIES AND EXCHANGE COMMISSION

Washington DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 AND 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For 26 April 2011

InterContinental Hotels Group PLC
(Registrant's name)

Broadwater Park, Denham, Buckinghamshire, UB9 5HJ, United Kingdom
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F           Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes           No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable

EXHIBIT INDEX

99.1	2010 Form 20-F filed with the SEC dated 11 April 2011
99.2	Holding(s) in Company dated 11 April 2011
99.3	Director/PDMR Shareholding dated 11 April 2011
99.4	Annual Information Update dated 12 April 2011
99.5	Blocklisting Application dated 14 April 2011

Exhibit No: 99.1

11 April 2011

2010 Annual Report on Form 20-F

IHG (InterContinental Hotels Group PLC) [LON: IHG, NYSE:IHG (ADRs)] filed its annual report on Form 20-F for the year ended 31 December 2010 with the SEC on 11 April 2011.  The Form 20-F, including complete audited financial statements, can be found on the Company's website,
www.ihgplc.com/investors
.

Shareholders may request a hard copy of the Form 20-F free of charge from the address below:

Company Secretariat
InterContinental Hotels Group PLC
Broadwater Park, Denham
Buckinghamshire  UB9 5HR
United Kingdom

***

For further information please contact:

Investor Relations (Heather Wood, Catherine Dolton)    +44(0) 1895 512176

Media Relations (Leslie McGibbon, Kari Kerr)                +44 (0) 1895 512 426

Notes to editors

InterContinental Hotels Group (IHG) [LON:IHG, NYSE:IHG (ADRs)] is the world's largest hotel group by number of rooms. IHG franchises, leases, manages or owns, through various subsidiaries, over 4,400 hotels and more than 640,000 guest rooms in 100 countries and territories around the world. The Group owns a portfolio of well recognised and respected hotel brands including InterContinental® Hotels & Resorts, Hotel Indigo®, Crowne Plaza® Hotels & Resorts, Holiday Inn® Hotels and Resorts, Holiday Inn Express®, Staybridge Suites® and Candlewood Suites® and also manages the world's largest hotel loyalty programme, Priority Club® Rewards with 56 million members worldwide.

IHG has almost 1,300 hotels in its development pipeline, which is expected to create 160,000 jobs worldwide over the next few years.

InterContinental Hotels Group PLC is the Group's holding company and is incorporated in Great Britain and registered in England and Wales.

IHG offers information and online reservations for all its hotel brands at www.ihg.com and information for the Priority Club Rewards programme at www.priorityclub.com
.
For our latest news visit www.ihg.com/media,
Twitter www.twitter.com/ihgplc
or YouTube www.youtube.com/ihgplc

Exhibit No: 99.2

TR-1: NOTIFICATION OF MAJOR INTEREST IN SHARES

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:	INTERCONTINENTAL HOTELS GROUP PLC

2 Reason for the notification (please tick the appropriate box or boxes):
An acquisition or disposal of voting rights	√
An acquisition or disposal of qualifying financial instruments which may result in the acquisition of shares already issued to which voting rights are attached
An acquisition or disposal of instruments with similar economic effect to qualifying financial instruments
An event changing the breakdown of voting rights
Other (please specify):

3. Full name of person(s) subject to the notification obligation:	JPMorgan Asset Management Holdings Inc.
4. Full name of shareholder(s) (if different from 3.):	JPMorgan Asset Management (UK) Limited JPMorgan Investment Management Inc JPMorgan Asset Management (Taiwan) Limited JPMorgan Chase Bank, National Association
5. Date of the transaction and date on which the threshold is crossed or reached:	6 April 2011
6. Date on which issuer notified:	8 April 2011
7. Threshold(s) that is/are crossed or reached:	5% downwards

8. Notified details:
A: Voting rights attached to shares
Class/type of shares if possible using the ISIN CODE	Situation previous to the triggering transaction		Resulting situation after the triggering transaction
	Number of Shares	Number of Voting Rights	Number of shares	Number of voting rights		% of voting rights
			Direct	Direct	Indirect	Direct	Indirect
Ordinary Shares	14,585,579	14,585,579			Below 5%		Below 5%
GB00B1WQCS47

B: Qualifying Financial Instruments
Resulting situation after the triggering transaction
Type of financial instrument	Expiration date	Exercise/ Conversion Period	Number of voting rights that may be acquired if the instrument is exercised/ converted.	% of voting rights

C: Financial Instruments with similar economic effect to Qualifying Financial Instruments
Resulting situation after the triggering transaction
Type of financial instrument	Exercise price	Expiration date	Exercise/ Conversion period	Number of voting rights instrument refers to	% of voting rights
Contract for Difference				Below 5%	Nominal	Delta
Below 5%

Total (A+B+C)
Number of voting rights	Percentage of voting rights
Below 5%	Below 5%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable:

Total disclosable holding for JPMorgan Asset Management Holdings Inc: Below 5%

JPMorgan Asset Management (UK) Limited
JPMorgan Investment Management Inc
JPMorgan Asset Management (Taiwan) Limited
JPMorgan Chase Bank, National Association

Proxy Voting:
10. Name of the proxy holder:	N/A
11. Number of voting rights proxy holder will cease to hold:	N/A
12. Date on which proxy holder will cease to hold voting rights:	N/A

13. Additional information:	N/A
14. Contact name:	CATHERINE SPRINGETT DEPUTY COMPANY SECRETARY INTERCONTINENTAL HOTELS GROUP PLC
15. Contact telephone number:	01895 512000

Exhibit No: 99.3

11 April 2011

INTERCONTINENTAL HOTELS GROUP PLC
(the "Company")

Notification of transactions of directors, persons discharging managerial responsibility
("PDMR")
and connected persons

On 8 April 2011 the following directors and other PDMRs were awarded conditional rights over the numbers of the Company's ordinary shares shown below, under the Company's Long Term Incentive Plan ("LTIP") 2011-2013.  The performance measurement period is from 1 January 2011 to 31 December 2013 and the awards will vest on the business day after the announcement of the Company's 31 December 2013 year end financial results. Under the terms of the LTIP 2011-2013, the maximum number of shares that can be transferred if performance conditions are met in full are as follows:

Number of
shares awarded
Director
Andrew Cosslett	137,438
Richard Solomons	87,234
Jim Abrahamson	72,872
Kirk Kinsell	72,872

Other PDMRs
Keith Barr	38,827
Tom Conophy	56,458
Tracy Robbins	55,248
Tom Seddon	51,218
Jan Smits	42,186
George Turner	40,709

In addition, also on 8 April 2011, the following PDMRs have been granted conditional rights over the Company's ordinary shares under the LTIP for the performance cycles 1 January 2009 to 31 December 2011 and 1 January 2010 to 31 December 2012, as follows:

	2009-2011	2010-2012
Keith Barr	1,941	4,529
Jan Smits	2,109	4,921

The awards will vest on the business day after the announcement of the Company's 31 December 2011 and 31 December 2012 year end financial results, as appropriate.

---------------Ends--------------

For further information please contact:

Investor Relations (Heather Wood, Catherine Dolton)               +44(0) 1895 512176

Media Relations (Leslie McGibbon, Kari Kerr)                           +44 (0) 1895 512 426

Notes to editors

InterContinental Hotels Group (IHG) [LON:IHG, NYSE:IHG (ADRs)] is the world's largest hotel group by number of rooms. IHG franchises, leases, manages or owns, through various subsidiaries, over 4,400 hotels and more than 640,000 guest rooms in 100 countries and territories around the world. The Group owns a portfolio of well recognised and respected hotel brands including InterContinental® Hotels & Resorts, Hotel Indigo®, Crowne Plaza® Hotels & Resorts, Holiday Inn® Hotels and Resorts, Holiday Inn Express®, Staybridge Suites® and Candlewood Suites® and also manages the world's largest hotel loyalty programme, Priority Club® Rewards with 56 million members worldwide.

IHG has almost 1,300 hotels in its development pipeline, which is expected to create 160,000 jobs worldwide over the next few years.

InterContinental Hotels Group PLC is the Group's holding company and is incorporated in Great Britain and registered in England and Wales.

IHG offers information and online reservations for all its hotel brands at www.ihg.com and information for the Priority Club Rewards programme at www.priorityclub.com
.
For our latest news visit
www.ihg.com/media,
Twitter www.twitter.com/ihgplc
or YouTube www.youtube.com/ihgplc

Exhibit No: 99.4

12 April 2011

InterContinental Hotels Group PLC
 Annual Information Update

In accordance with Prospectus Rule 5.2, InterContinental Hotels Group PLC is pleased to provide its Annual Information Update relating to information disclosed to the public in compliance with relevant laws and regulations since its last information update on 08 April 2010.

For the purpose of this update, the information is only referred to, and copies of each item can be found at the locations specified below.  In accordance with the provisions of Article 27 (3) of the Prospectus Directive Regulation, it is acknowledged that whilst the information was up to date at the time of publication, such disclosures may at any time become out of date and the Company does not undertake any obligation to update any such information in the future.  Neither the Company, nor any other person, takes any responsibility for, or makes any representation, express or implied as to the accuracy or completeness of the information.

1. Regulatory Announcements

The following UK regulatory announcements have been made by the Company via a Regulatory Information Service during the period 08 April 2010 to 12 April 2011.  Copies of these announcements can be viewed at
www.londonstockexchange.com
under code IHG.

Date	Detail
08-Apr-10	Annual Information Update
09-Apr-10	Director/PDMR Shareholding
15-Apr-10	Additional Listing
30-Apr-10	Total Voting Rights
11-May-10	1st Quarter Results
13-May-10	Notification of change of Director's details
28-May-10	Total Voting Rights
28-May-10	Result of AGM
08-Jun-10	Director/PDMR Shareholding
09-Jun-10	Analyst and Investor Presentation
16-Jun-10	Director/PDMR Shareholding
18-Jun-10	Director/PDMR Shareholding
21-Jun-10	Director/PDMR Shareholding
24-Jun-10	Director/PDMR Shareholding
30-Jun-10	Total Voting Rights
01-Jul-10	Director/PDMR Shareholding
02-Jul-10	Disposal
02-Jul-10	Blocklisting Interim Review
06-Jul-10	Holding(s) in Company
07-Jul-10	Director/PDMR Shareholding
09-Jul-10	Additional Listing
21-Jul-10	Board Appointments
27-Jul-10	Holding(s) in Company
30-Jul-10	Total Voting Rights
10-Aug-10	Half Yearly Report
13-Aug-10	Holding(s) in Company
24-Aug-10	Holding(s) in Company
31-Aug-10	Holding(s) in Company
31-Aug-10	Total Voting Rights
08-Sep-10	Holding(s) in Company
30-Sep-10	Total Voting Rights
04-Oct-10	Director/PDMR Shareholding
25-Oct-10	Third Quarter Americas RevPAR Growth Announcement
29-Oct-10	Total Voting Rights
02-Nov-10	Holding(s) in Company
09-Nov-10	3rd Quarter Results
23-Nov-10	Blocklisting Application
23-Nov-10	Presentation to Investors and Analysts
30-Nov-10	Total Voting Rights
14-Dec-10	Director/PDMR Shareholding
24-Dec-10	Director/PDMR Shareholding
31-Dec-10	Total Voting Rights
04-Jan-11	Blocklisting Interim Review
07-Jan-11	Blocklisting Application
31-Jan-11	Total Voting Rights
15-Feb-11	Final Results
17-Feb-11	Director/PDMR Shareholding
18-Feb-11	Blocklisting Application
22-Feb-11	Director/PDMR Shareholding
24-Feb-11	Holding(s) in Company
28-Feb-11	Total Voting Rights
01-Mar-11	Director/PDMR Shareholding
07-Mar-11	Director/PDMR Shareholding
16-Mar-11	Directorate Change
25-Mar-11	Blocklisting Application
28-Mar-11	Annual Financial report
31-Mar-11	Disposal
31-Mar-11	Total Voting Rights
11-Apr-11	2010 Form 20-F filed with the SEC
11-Apr-11	Holding(s) in Company
11-Apr-11	Director/PDMR Shareholding

2. Companies House Filings

The following documents have been filed by the Company with the Registrar of Companies at Companies House during the period 08 April 2010 to 12 April 2011. Copies of these documents may be obtained from Companies House (www.companieshouse.gov.uk).

Date	Document Type	Description
20-Apr-10	AA	InterContinental Hotels Group PLC Accounts made up to 31/12/09
06-May-10	SH01	Statement of Capital
06-May-10	SH01	Statement of Capital
06-May-10	SH01	Statement of Capital
06-May-10	SH01	Statement of Capital
06-May-10	SH01	Statement of Capital
06-May-10	SH01	Statement of Capital
19-May-10	SH01	Statement of Capital
20-May-10	SH01	Statement of Capital
25-May-10	SH01	Statement of Capital
26-May-10	SH01	Statement of Capital
09-Jun-10	MEM/ARTS	Articles of Association
09-Jun-10	RES01	Alteration to Memorandum and Articles
09-Jun-10	RES11	Disapplication of Pre-emption Rights
09-Jun-10	RES08	Authority to Purchase Shares Out of Capital
10-Jun-10	AR01	Annual Return
22-Jun-10	SH01	Statement of Capital
22-Jun-10	SH01	Statement of Capital
23-Jun-10	SH01	Statement of Capital
23-Jun-10	SH01	Statement of Capital
23-Jun-10	SH01	Statement of Capital
24-Jun-10	SH01	Statement of Capital
25-Jun-10	SH01	Statement of Capital
15-Jul-10	SH01	Statement of Capital
03-Aug-10	CH01	Director's change of particulars/ Jonathan Scranton Linen
09-Aug-10	SH01	Statement of Capital
10-Aug-10	AP01	Director Appointed Kirk Kinsell
11-Aug-10	AP01	Director Appointed James Robert Abrahamson
19-Aug-10	SH01	Statement of Capital
15-Sep-10	SH01	Statement of Capital
30-Sep-10	SH01	Statement of Capital
07-Oct-10	SH01	Statement of Capital
08-Oct-10	SH01	Statement of Capital
12-Oct-10	SH01	Statement of Capital
13-Oct-10	SH01	Statement of Capital
14-Oct-10	SH01	Statement of Capital
21-Oct-10	SH01	Statement of Capital
22-Oct-10	SH01	Statement of Capital
25-Oct-10	SH01	Statement of Capital
26-Oct-10	SH01	Statement of Capital
03-Nov-10	SH01	Statement of Capital
08-Nov-10	SH01	Statement of Capital
09-Nov-10	SH01	Statement of Capital
16-Dec-10	SH01	Statement of Capital
16-Dec-10	SH01	Statement of Capital
16-Dec-10	SH01	Statement of Capital
16-Dec-10	SH01	Statement of Capital
04-Jan-11	SH01	Statement of Capital
04-Jan-11	SH01	Statement of Capital
04-Jan-11	SH01	Statement of Capital
04-Jan-11	SH01	Statement of Capital
04-Jan-11	SH01	Statement of Capital
04-Jan-11	SH01	Statement of Capital
04-Jan-11	SH01	Statement of Capital
04-Jan-11	SH01	Statement of Capital
04-Jan-11	SH01	Statement of Capital
04-Jan-11	SH01	Statement of Capital
04-Jan-11	SH01	Statement of Capital
05-Jan-11	SH01	Statement of Capital
07-Jan-11	SH01	Statement of Capital
10-Jan-11	SH01	Statement of Capital
14-Jan-11	SH01	Statement of Capital
14-Jan-11	SH01	Statement of Capital
19-Jan-11	SH01	Statement of Capital
20-Jan-11	SH01	Statement of Capital
20-Jan-11	SH01	Statement of Capital
21-Jan-11	SH01	Statement of Capital
25-Jan-11	SH01	Statement of Capital
09-Feb-11	SH01	Statement of Capital
10-Feb-11	SH01	Statement of Capital
10-Feb-11	SH01	Statement of Capital
15-Feb-11	SH01	Statement of Capital
15-Feb-11	SH01	Statement of Capital
21-Feb-11	SH01	Statement of Capital
24-Feb-11	SH01	Statement of Capital
24-Feb-11	SH01	Statement of Capital
24-Feb-11	SH01	Statement of Capital
25-Feb-11	SH01	Statement of Capital
01-Mar-11	SH01	Statement of Capital
17-Mar-11	AR01	Annual Return
21-Mar-11	SH01	Statement of Capital
05-Apr-11	SH01	Statement of Capital

3. Documents published and sent to shareholders

The following documents have been published by the Company and sent to shareholders of the Company during the period 08 April 2010 to 12 April 2011.

Date	Documents
28-Mar-11
Annual Report and Financial Statements 2010, Annual Review and Summary Financial Statement 2010, Notice of 2011 Annual General Meeting, Form of Proxy for the 2011 Annual General Meeting, Chairman's Letter to all shareholders and Chairman's Letter - electronic communications

4. Documents filed with the Securities and Exchange Commission

As the Company's shares are registered under the US Securities Exchange Act of 1934, the Company has submitted filings to the US Securities and Exchange Commission during the period
08 April 2010 to 12 April 2011.  Full details of these filings can be viewed at www.sec.gov under code IHG.

Copies of all the documents listed above are available on request from the Company's registered office at Broadwater Park, Denham, Buckinghamshire UB9 5HR.

Catherine Springett
Head of Secretariat
12 April 2011

Exhibit No: 99.5

14 April 2011

InterContinental Hotels Group PLC

Blocklisting Application

Application has been made to The UK Listing Authority and The London Stock Exchange for a block listing of 145,000 Ordinary shares of 13 29/47 pence each under the Executive Share Option Plan, to trade on The London Stock Exchange and to be admitted to The Official List. The shares shall rank equally with the existing issued shares of the Company.

Catherine Springett
Deputy Company Secretary
14 April 2011

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

InterContinental Hotels Group PLC
(Registrant)

By:	/s/ C. Cox
Name:	C. COX
Title:	COMPANY SECRETARIAL OFFICER

Date:	26 April 2011